Exhibit 1.01

Harvard Bioscience, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2021

Forward Looking Statements

Forward-looking statements contained in this Report are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. Statements in this Report which express a belief, expectation, or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to the Company’s compliance efforts and expected actions identified in this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other matters, the Company’s customers’ requirements to use certain suppliers, the Company’s suppliers’ responsiveness and cooperation with the Company’s due diligence efforts, the Company’s ability to implement improvements in its conflict minerals program and the Company’s ability to identify and mitigate related risks in its supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see the Company’s other filings with the Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q. The Company makes these statements as of the date of this disclosure, and undertakes no obligation to update them unless otherwise required by law.

Conflict Minerals Disclosure

This report for the year ended December 31, 2021 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The SEC adopted the Rule to implement reporting and disclosure requirements related to conflict minerals as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Section 1502 of the Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products (herein referred to as “Covered Products”). Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“Conflict Minerals” or “3TGs”) for the purposes of this report. These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

As described in this report, Harvard Bioscience, Inc., a Delaware corporation (herein referred to as “Harvard Bioscience,” the “Company,” “we,” “us,” or “our”), has reason to believe that some of the Conflict Minerals present in its supply chain may have originated in the Covered Countries and therefore performed due diligence on the source and chain of custody of the 3TGs in question to determine whether its products are “DRC Conflict Free.” Based on such determination, Harvard Bioscience conducted a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the Conflict Minerals in the Covered Products originated in the Democratic Republic of the Congo or an adjoining country or were from recycled or scrap sources. The Company designed its due diligence measures to conform, in all material respects, with the internationally recognized due diligence framework in The Organisation for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold, tin, tantalum and tungsten (the “OECD Guidance”).

Following the RCOI, Harvard Bioscience exercised due diligence on the source and chain of custody of the applicable Conflict Minerals. Information on the RCOI, steps the Company has taken to exercise due diligence on the source and chain of custody of any Conflict Minerals in the Covered Products and the results of this due diligence are described in this report.

For purposes of this report, “Covered Countries” refers to the Democratic Republic of the Congo (the “DRC”) and adjoining countries, defined as any country that shares an internationally recognized border with the Democratic Republic of the Congo. The Company is unable with absolute assurance to determine the origin of the Conflict Minerals in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries.

1. Company Overview

This report has been prepared by management of Harvard Bioscience. The information includes the activities of all majority-owned subsidiaries as of December 31, 2021.

Harvard Bioscience is a leading developer, manufacturer and seller of technologies, products and services that enable fundamental research, discovery, and preclinical testing for drug development. The Company’s customers range from renowned academic institutions and government laboratories, to the world’s leading pharmaceutical, biotechnology and contract research organizations. With operations in North America, Europe and China, the Company sells through a combination of direct and distribution channels to customers around the world.

Conflict Minerals Policy

The Company adopted a conflict minerals policy in 2013 articulating the Conflict Minerals supply chain due diligence process and the Company’s commitments to reporting obligations regarding Conflict Minerals. See the Company’s policy on its website: Harvard Bioscience, Inc.'s Conflicts Mineral Policy.

2. Product Description

As of December 31, 2021, our broad core product range was organized into two commercial product families: Preclinical devices and instruments and Cellular and Molecular technologies. As of December 31, 2021, the Company primarily sold our products under brand names, including Harvard Apparatus, DSI (Data Scientific), Biochrom, Buxco, BTX, and MCS. Our products consist of instruments, consumables, and systems made up of several individual products. The Company manufactures its products at its locations in the United States, Germany, Sweden and Spain. The Company’s broad and complex product range may contain Conflict Minerals within the following components:

·	Tantalum, used in capacitors,

·	Tin, used in soldered components,

·	Tungsten, used in coatings, alloys, heating elements and electrodes, and

·	Gold, used in circuit boards, electrodes and electronic components.

3.	Description of Reasonable Country of Origin Inquiry, or RCOI

The Company began its RCOI by completing a supplier list extraction from our Vendor List. This list was then filtered to remove:

•	Service Providers/Suppliers

•	Indirect Materials Suppliers

•	Inactive Suppliers (minimum 2 years since last purchase)

This ensures that all suppliers surveyed provided items to Harvard Bioscience that were used in final products in the year 2021. Once the filtering was completed, the Company populated the list with contact information and this list was then provided to Assent Compliance (“Assent”), our third-party service provider, for upload to their Assent Compliance Manager SaaS system (“ACM”). It was deemed appropriate to not further filter this list based on the necessity of the presence of Conflict Minerals in the products as the Company could not definitively determine the presence or absence of Conflict Minerals in all parts supplied. The survey employed the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (the “CMRT”), version 6.0 or higher, originally developed by the Responsible Business Alliance (“RBA”) and The Global e-Sustainability Initiative. The CMRT allows for further scoping as they ask suppliers whether any of the Conflict Minerals are intentionally added and if they are necessary to the functionality or production of their products. Assent conducted additional analysis of the supply chain and such analysis combined with supplier feedback, allowed Assent and Harvard Bioscience to remove additional suppliers from scope of the conflict minerals regulation.

Assent then conducted the supplier survey portion of the RCOI. During the supplier survey, suppliers were contacted via the ACM, a SaaS platform that enables its users to complete and track supplier communications as well as allow suppliers to upload completed CMRTs directly to the platform for assessment and management. Non-responsive suppliers were contacted a minimum of three times by ACM and then were also managed by the Assent Compliance team in one-on-one communications. This includes two to three direct follow ups from that team. Assent’s communications with suppliers included training and education on the completion of the CMRT to alleviate any remaining confusion with suppliers. All of these communications were monitored and tracked in Assent's system for future reporting and transparency.

The program continues to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on questions within the declaration tab of the CMRT which helps to identify areas that require further classification or risk assessment, as well as understand the due diligence efforts of suppliers. The results of this data validation contribute to the program’s health assessment and are shared with suppliers to ensure they understand areas that require clarification or improvement.

All submitted declaration forms are accepted so that data is retained, but they are classified as valid or invalid based on a set criteria of validation errors. Suppliers are contacted regarding invalid forms and are encouraged to submit a valid form. Suppliers are also provided with guidance on how to correct these validation errors in the form of feedback to their CMRT submission, training courses and direct engagement help through Assent’s multilingual Supplier Experience team. Since some suppliers may remain unresponsive to feedback, the Company tracks program gaps to account for future improvement opportunities As of May 11, 2022, there were 14 invalid supplier submissions that could not be corrected.

As of May 11, 2022, there were 668 suppliers in scope of the conflict minerals program and 462 (or 69%) provided a completed CMRT.

Assent compared the list of smelters and refiners provided in our suppliers’ responses to the lists of smelters maintained by the RMI and, if a supplier indicated that a facility was certified as conflict-free, confirmed that the facility was listed on RMI’s list of validated conflict free smelters and refiners of 3TGs. Our suppliers identified a total of 335 smelters and refiners that appear on the lists maintained by RMI. Of these 335 smelters and refiners, 231 are validated as conflict free by RMI or a cross-recognized initiative, and, based on information provided by RMI, a further 18 have agreed to undergo or are currently undergoing a third-party audit. Most of the CMRTs the Company received were made on a company- or division-level basis which did not allow the Company to identify which smelters or refiners listed by its suppliers actually processed the 3TGs contained in our products. Based on the RCOI, the Company had reason to believe that some of the 3TGs may have originated from the Covered Countries, therefore, in accordance with the Rule, performed due diligence on the source and chain of custody of the Conflict Minerals in question.

4. Due Diligence Process

4.1 Design of Due Diligence

The Company designed its due diligence measures to conform, in all material respects, with the framework in the OECD Guidance and the related supplements. The program aligns with the five steps for due diligence that are described by the OECD Guidance and the Company continues to evaluate market expectations for data collection and reporting to achieve continuous improvement opportunities.

The Company developed its due diligence process to address each of these five steps, namely:

1.	Establishing strong company management systems regarding conflict minerals;

2.	Identifying and assessing risks in our supply chain;

3.	Designing and implementing a strategy to respond to identified risks in our supply chain;

4.	Utilizing independent third-party audits of supply chain diligence; and

5.	Publicly reporting on our supply chain due diligence

Due diligence requires the Company’s necessary reliance on data provided by direct suppliers and third-party audit programs. There is a risk of incomplete or inaccurate data as the process cannot be fully owned by the Company. However, through active risk identification, risk assessment, as well as continued outreach and process validation, risk gaps can be mitigated. This aligns with industry standards and market expectations for downstream companies’ due diligence.

The Company is a downstream supplier, many steps removed from the mining of 3TG. A large number of suppliers, through multiple tiers of distribution, supply the components and materials integrated into our products. Furthermore, we do not purchase raw ore or unrefined conflict minerals or make purchases from the Covered Countries. The origin of the Conflict Minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other Conflict Mineral containing derivatives. The smelters and refiners consolidate raw ore and represent the best actors in the total supply chain to possess knowledge of the origin of the ores they procure.

The OECD Guidance specifies that the requirements for compliance should reflect a company’s position in the supply chain. In particular, the OECD Guidance states that the implementation of due diligence should be tailored to a company’s activities and relationships and that the nature and extent of due diligence may vary based on a company’s size, products, relationships with suppliers and other factors. Due to practical difficulties associated with supply chain complexities, the OECD Guidance advises that downstream companies exercise due diligence primarily by establishing controls over their immediate suppliers. Accordingly, we rely primarily on our “tier 1” (direct) suppliers to provide information with respect to the origin of the Conflict Minerals contained in the components and materials supplied to us.

4.2 Management Systems

Internal Compliance Team

Harvard Bioscience has established a cross-functional Conflict Minerals Compliance Team led by the Company’s head of global engineering. The Conflict Minerals Compliance Team is responsible for implementing the conflict minerals compliance strategy and briefing senior management about the results of these due diligence efforts.

The Company also uses a third-party service provider, Assent, to assist with evaluating supply chain information regarding 3TGs, identifying potential risks, and in the development and implementation of additional due diligence steps that the Company will undertake with suppliers in regard to Conflict Minerals.

The Company leverages Assent’s Managed Services in order to work with dedicated program specialists who support Harvard Bioscience’s conflict minerals program. The Company communicates regularly with the Assent team in order to receive updates on program status. Each member of Assent’s Customer Success team is trained in conflict minerals compliance and understands the intricacies of the CMRT and conflict minerals reporting, as well as Section 1502 of the Dodd-Frank Act

Control Systems

As the Company does not typically have a direct relationship with Conflict Minerals smelters and refiners, the Company is engaged and actively cooperate with other major manufacturers in our sector and other sectors. Controls include, but are not limited to, the use of the CMRT as the data collection format for our suppliers, and our Code of Business Conduct and Ethics which outlines certain expected behaviors for all Harvard Bioscience employees. In addition, the Company relies on its direct suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to us, including sources of Conflict Minerals that are supplied to them from lower tier suppliers.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, the Company has, through Assent, provided education on the Conflict Minerals regulation as well as the expectations of the law and for a continued business relationship. The Company puts a strong emphasis on supplier education and training. To accomplish this, Assent’s online resources are leveraged, and all in-scope suppliers have been provided with access to their library of conflict minerals training and support resources. Also, Assent’s automated feedback process that notifies suppliers of risks associated with their CMRT submission serves to educate suppliers of certain conflict minerals’ risks.

Grievance Mechanism

Various communication channels exist to serve as grievance mechanisms for early-warning risk awareness. The Company has multiple longstanding grievance mechanisms whereby employees (internal) and suppliers (external) can report violations of the Company’s policies, including the Company’s conflict minerals policy. This includes but is not limited to the Company’s whistleblower policies that are part of the Company’s Code of Business Conduct and Ethics located on the Company’s website at http://investor.harvardbioscience.com/corporate-governance.cfm. Any violations are reported to the Compliance Officer.

Violations or grievances at the industry level can be reported to the RMI directly as well. This can be done at http://www.responsiblemineralsinitiative.org/responsible-minerals-assurance-process/grievance-mechanism/.

Maintain Records

The Company has adopted a policy to retain relevant documentation for a period of five years. Through Assent, a document retention policy to retain conflict minerals related documents, including supplier responses to CMRTs and the sources identified within each reporting period, has been implemented. The Company stores all of the information and findings from this process in a database that can be audited by internal or external parties.

4.3 Identify and Assess Risk in the Supply Chain

Because of the complexity of the Company’s products, and the depth, breadth, and constant evolution of the Company’s supply chain, it is difficult to identify actors upstream from the Company’s direct suppliers.

Risks associated with supplier CMRT content are identified automatically in the ACM based on criteria established for supplier responses. These risks are addressed by Assent staff and members of the Company’s internal Conflict Minerals Compliance Team, who contact the supplier, gather pertinent data and perform an assessment of the supplier’s Conflict Minerals status.

Risks at the supplier level may include non-responsive suppliers or incomplete CMRTs or CMRTs that are submitted at the company level. In cases where a company-level CMRT (such as when a company declares there are no 3TGs in any of its products) is submitted, the Company is unable to determine if all of the specified smelters and refiners were used for 3TGs in the products supplied to the Company.

Risks were identified by assessing the due diligence practices and status of smelters and refiners identified in the supply chain by upstream suppliers that listed mineral processing facilities on their CMRT declarations. Assent compared these facilities listed in the responses to the list of smelters and refiners consolidated by the RMI to ensure that the facilities met the recognized definition of a 3TGs processing facility that was operational during the 2021 calendar year.

Assent determined if the smelter had been audited against a standard in conformance with the OECD Guidance, such as the Responsible Minerals Assurance Process (“RMAP”). The Company. does not have a direct relationship with smelters and refiners and does not perform direct audits of these entities within their pre-supply chain. Smelters that are conformant to RMAP audit standards are considered to have their sourcing validated as “conflict free or responsibly sourced’”. In cases where the smelter/refiner’s due diligence practices have not been audited against the RMAP standard or they are considered non-conformant by RMAP, further due diligence steps are followed to notify suppliers reporting these facilities. Smelters/refiners are actively monitored to proactively identify other risks pertaining to conflict minerals.

Each facility that meets the RMI definition of a smelter or refiner of a 3TG mineral is assessed according to red-flag indicators defined in the OECD Guidance. Assent uses numerous factors to determine the level of risk that each smelter poses to the supply chain by identifying red flags. These factors include:

•	Geographic proximity to Conflict-Affected and High-Risk Areas.
•	Known mineral source country of origin.
•	RMAP audit status.
•	Credible evidence of unethical or conflict sourcing.
•	Peer Assessments conducted by credible third-party sources.
•	Sanctions risks.

Risk mitigation activities are initiated whenever a supplier’s CMRT reported facilities of concern. Through Assent, suppliers with submissions that included any smelters of concern were immediately provided with feedback instructing that supplier to take their own independent risk mitigation actions. Examples include the submission of a product specific CMRT to better identify the connection to products that they supply to in the Company. Additional escalation may have been necessary to address any continued sourcing from these smelters of concern. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these smelters of concern from the supply chain.

In addition, suppliers are guided to the educational materials on mitigating the risks identified through the data collection process.

Suppliers are also evaluated on program strength, which assists in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program is based on certain questions in the CMRT related to the suppliers’ Conflict Minerals practices and policies.

4.4 Design and Implement a Strategy to Respond to Risks

Together with Assent, the Company. developed processes to assess and respond to the risks identified in the supply chain. The Company has a risk management plan, through which the conflict minerals program is implemented, managed and monitored. As the program progresses, escalations are sent to non-responsive suppliers to outline the importance of a response via CMRTs and to outline the required cooperation for compliance to the conflict minerals rules and the Company’s expectations.

Feedback on supplier submissions is given directly to suppliers and educational resources are provided to assist suppliers in corrective action methods or to improve their internal programs. In cases where suppliers have continuously been non-responsive or are not committed to corrective action plans, the Company will assess if replacing that supplier is feasible. The results of the program and risk assessment are shared with the Company’s Conflict Minerals Compliance Team and senior management to ensure transparency within the Company.

4.5 Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

The Company does not have a direct relationship with any 3TG smelters/refiners and therefore do not perform or direct audits of these entities within the supply chain. Instead, we rely on third-party audits of smelters/refiners conducted as part of the Responsible Minerals Assurance Process “RMAP”. The RMAP uses independent private-sector auditors, and audits the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the program.

Assent directly engages smelters/refiners that are not currently enrolled in the RMAP to encourage their participation and for those smelters/refiners already conformant to RMAP. Assent thanks them for their efforts on behalf of its compliance partners. The Company is a signatory of these communications in accordance with the requirements of downstream companies detailed in the OECD Guidance.

4.6 Report Annually on Supply Chain Due Diligence

We report annually on our supply chain due diligence by filing a Form SD and a Conflict Minerals Report with the SEC. Our Form SD and Conflict Minerals Report can be found on the Corporate Governance page of our website: http://investor.harvardbioscience.com/corporate-governance.cfm. Information found on or accessed through this website is not considered part of this report and is not incorporated by reference herein.

This year the Company has also considered impacts from the EU Conflict Minerals Regulation when disclosing details with regards to due diligence efforts. The Company will continue to expand efforts both for transparency through the data collection process and risk evaluation, as well as the disclosure of efforts through the form of public report.

5. Due Diligence

Results Survey

Responses

The Company actively surveys is supplier chain. This year the Company surveyed 668 suppliers. Of those suppliers the Company received CMRTs from 462 suppliers. The Company reviews the responses against criteria developed to determine whether further engagement with the suppliers is required. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. The Company, with the assistance of Assent, has worked with these suppliers to provide revised responses. All final CMRT submissions were reviewed and validated to ensure no inaccuracies or gaps in data were found. At the end of this process, 14 suppliers were unable to correct their CMRT and as such, are still listed as invalid submissions.

Smelters or Refiners

The information that the Company received from a majority of its suppliers was at their company-wide level. Thus, the smelters or refiners identified by the suppliers may contain smelters or refiners that processed Conflict Minerals that the suppliers supplied to their other customers, but not to the Company. As a result, the Company is unable to conclusively determine whether such smelters or refiners were used to process the Conflict Minerals necessary to the functionality or production of the Company’s products during 2021. Because of this uncertainty, the Company is also unable to conclusively determine whether each of the countries of origin identified in the due diligence process were the country of origin of Conflict Minerals in the Company’s products during 2021, and therefore also unable to conclusively determine the source and chain of custody of those Conflict Minerals. In addition, the information that the Company receives from its suppliers may yield inaccurate or incomplete information because they may not have received accurate and complete Conflict Minerals information from all the suppliers in their own supply chain. As the Company is not a member of the RMI, the Company also does not have access to audit reports or detailed findings of the third-party audits conducted as part of the RMI’s RMAP or the LBMA Responsible Gold Program and, as a result, is not responsible for the quality of these audits or the audit findings.

The Company’s third-party service provider compared the facilities listed in the responses in the CMRT to the list of smelters maintained by the RMI and confirmed that the name was listed by RMI as a legitimate smelter. As of May 11, 2022, the Company has validated in this manner that 335 smelters or refiners provided in supplier CMRTs are included on these lists. The facilities determined to be legitimate smelters or refiners based on this comparison to the RMI-maintained list have also been compared to the RMI’s RMAP list. Based on this comparison, the Company is aware of 231 compliant smelters or refiners, 18 smelters or refiners that have begun the process and are deemed as active in the RMAP but have not yet been validated as conflict free and 69 smelters or refiners that are not enrolled in the process to become compliant to the RMAP. Confirmed smelter or refiner sourcing is not generally available through public information sources related to the smelter or refiner. Despite the additional smelter information obtained from these suppliers, in most cases information has been provided on a company or division level, rather than on a component level. Therefore, the Company cannot yet ascertain whether the smelters identified by its suppliers are related to any parts or components provided to the Company by the suppliers.

Efforts to determine mine or location of origin

As noted above, the current efforts focus on gathering smelter information via the CMRT reporting template and, as the program progresses, requiring full completion of all necessary smelter identification information which will enable the validation and disclosure of the smelters as well as the tracing of the Conflict Minerals to their location of origin. Seeking information about Conflict Minerals smelters and refiners in the Company’s supply chain represents the most reasonable effort the Company can make to determine the mines or locations of origin of the Conflict Minerals in its supply chain.

6. Steps to improve future due diligence and to mitigate risk

The Company intends to take the following steps to improve its due diligence process to further mitigate any risk that the necessary Conflict Minerals in the Company’s products could benefit armed groups in the Covered Countries:

•	Continue to engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

•	Suppliers will continue to be requested to inform Harvard Bioscience of the correlation between these smelters and the products and parts they supply to Harvard Bioscience

•	Continue to engage any suppliers found to be supplying the Company with Conflict Minerals from sources that support conflict in any Covered Country to establish an alternative source of Conflict Minerals that does not support such conflict.

•	Continue to evaluate upstream sources through a broader set of tools to evaluate risk that includes using a comprehensive smelter and refinery library with detailed status and notes for each listing, scanning for credible media on each smelter and refinery to flag risk issues, and comparing the list of smelters and refiners against government watch and denied parties lists.